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05039980

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

OMNI BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10542 SOUTH JORDAN GATEWAY, SUITE 330
(No. and Street)

SANDY	UTAH	84095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY BEYNON (801) 553-1031
(Area Code — Telephone No.)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

HANSEN, BARNETT & MAXWELL
(Name – if individual state ias: first, middle name)

5 TRIAD CENTER, SUITE 750	SALT LAKE CITY	UTAH	84180-1128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2005
WASH, D.C. 179

AAA 3/30/2005

KOO 3/23/05

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, GARY BEYNON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OMNI BROKERAGE, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[2] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Company has no liabilities that are subordinated to claims of creditors.

2. Company exempt under 15c301(2).

3. Company is not a consolidated entity.

OMNI BROKERAGE, INC.

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
AND
FINANCIAL STATEMENTS

December 31, 2004 and 2003

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

OMNI BROKERAGE, INC.

TABLE OF CONTENTS

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Stockholders and Board of Directors
OMNI Brokerage, Inc.

We have audited the accompanying statements of financial condition of OMNI Brokerage, Inc. as of December 31, 2004 and 2003, and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OMNI Brokerage, Inc. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen, Barnett & Maxwell
HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
February 4, 2005

OMNI BROKERAGE, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
Current Assets		
Cash and cash equivalents	$ 2,785,161	$ 354,899
Accounts receivable	49,464	25,268
Receivables - related party	9,723	13,777
Commissions receivable	387,040	125,547
Prepaid expense	9,502	683
Total Current Assets	3,240,890	520,174
Office equipment	60,164	39,557
Accumulated depreciation	(18,925)	(8,354)
Total Equipment	41,239	31,203
Total Assets	$ 3,282,129	$ 551,377
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$ 65,928	$ 49,564
Payable - related party	-	793
Commissions payable	932,794	157,772
Accrued payroll and related expenses	1,532,450	238,950
Other payables	83,118	-
Income taxes payable	206,651	7,804
Total Current Liabilities	2,820,941	454,883
Deferred Tax Liability	13,944	2,316
Stockholder's Equity		
Common stock - 50,000 shares authorized; 27,000 shares issued and outstanding; $0.50 stated value	13,500	13,500
Additional paid-in capital	65,429	65,429
Retained earnings	368,315	15,249
Total Stockholder's Equity	447,244	94,178
Total Liabilities and Stockholders' Equity	$ 3,282,129	$ 551,377

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenues		
Commissions income	$ 15,302,088	$ 4,238,830
Other revenue	2,940,488	567,211
Interest income	1,208	135
	18,243,784	4,806,176
Expenses		
Commissions expense	13,619,206	3,678,327
Salaries expense	3,479,703	725,483
Office overhead and expense	387,160	231,122
Professional fees	147,937	81,020
Broker fees	9,644	17,515
Dues and subscriptions	9,702	4,047
Depreciation	10,571	6,715
Loss on investment	-	3,300
Other	2,596	1,314
	17,666,519	4,748,843
Income Before Income Tax	577,265	57,333
Provision For Income Tax	224,199	10,120
Net Income	$ 353,066	$ 47,213

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at December 31, 2002	$ 13,500	$ 65,429	$ (31,964)	$ 46,965
Net Income	-	-	47,213	47,213
Balance at December 31, 2003	13,500	65,429	15,249	94,178
Net Income	-	-	353,066	353,066
Balance at December 31, 2004	$ 13,500	$ 65,429	$ 368,315	$ 447,244

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash Flows From Operating Activities		
Net income	$ 353,066	$ 47,213
Adjustments to reconcile net income to cash flows from operating activities:		
Depreciation expense	10,571	6,715
Loss on investment	-	3,300
Changes in certain operating assets and liabilities:		
Accounts receivable	(24,196)	(25,268)
Receivables - related party	4,054	(13,777)
Commissions receivable	(261,493)	(125,547)
Prepaid expense	(8,819)	(683)
Accounts payable	16,364	48,925
Payable - related party	(793)	793
Other payables	83,118	-
Commissions payable	775,022	157,772
Accrued payroll and related expenses	1,293,500	237,501
Income taxes payable	198,847	7,804
Deferred tax liability	11,628	2,316
Net Cash From Operating Activities	2,450,869	347,064
Cash Flows From Investing Activities		
Purchase of equipment	(20,607)	(12,899)
Net Cash From Investing Activities	(20,607)	(12,899)
Cash Flows From Financing Activities	-	-
Increase in Cash	2,430,262	334,165
Cash At Beginning of Year	354,899	20,734
Cash At End of Year	$ 2,785,161	$ 354,899
Supplemental Cash Flows Information		
Taxes paid	$ 13,724	$ 320

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — OMNI Brokerage, Inc. is a Utah corporation organized and registered to engage in the securities business as a broker/dealer. The Company's principal markets are Utah, California, Arizona, Texas and Florida

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenues and Expenses — Revenues and expenses from Direct Participation Program securities transactions are recorded on the close date of the underlying real estate. The Company does not have any proprietary securities transactions.

Cash and Cash Equivalents — For the purpose of cash flows, all highly liquid debt instruments purchased with an original maturity of three months or less are considered cash equivalents. At December 31, 2004 and 2003, the Company had cash and cash equivalents of $2,673,032 and $245,005, respectively, in excess of FDIC limits.

Commissions Receivable — Commissions receivable are amounts due for fees earned from sale of securities. The entire amount of commissions and related income is recognized on the close date of the underlying real estate.

Accounts Receivable — Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable and makes provisions for potentially uncollectible balances. At December 31, 2004, management believed the Company had incurred no material impairments in the carrying values of its accounts receivable.

Property and Equipment — Property and equipment are carried at cost. Costs of additions and major renewals and betterments are capitalized, while maintenance, repairs and minor renewals are expensed as incurred. The cost and accumulated depreciation of property and equipment sold, or otherwise disposed of, are relieved from the accounts and any gains or losses are included in income. Depreciation is computed using the straight line method over the estimated useful lives of equipment, which range between three and seven years. Depreciation expense for the years ended December 31, 2004 and 2003 was $10,571 and $6,715, respectively.

Income Taxes — The Company recognizes an asset or liability for the deferred tax consequences of all temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. These deferred tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

Financial Instruments — Financial instruments include accounts receivable and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near term nature or by comparable financial instruments' market value.

NOTE 2 – INCOME TAXES

The significant components of the Company's deferred income tax liabilities and assets as of December 31, 2004 and 2003 are as follows:

	2004	2003
Deferred Income Tax Asset—Capital loss carryforward	$ 1,231	$ 1,231
Valuation allowance	—	—
Deferred Income Tax Liability—Depreciation and amortization	(15,175)	(3,547)
Net Deferred Income Tax Liability	$ (13,944)	$ (2,316)

The amount of, and ultimate realization of, the deferred income tax assets are dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined.

The following is a reconciliation of the amount of tax benefit that would result from applying the federal statutory rate to pretax loss with the benefit from income taxes:

	December 31,	
	2004	2003
Provision at statutory rate (34%)	$ 196,270	$ 19,661
Other non-deductible expenses and adjustments	8,879	(9,651)
Benefit of operating loss carryforward	—	(4,201)
Change in valuation allowance	—	2,403
State tax benefit, net of federal tax benefit	19,050	1,908
Net Provision For Income Taxes	$ 224,199	$ 10,120

For federal income tax purposes, the Company had no operating loss carry forwards as of December 31, 2004.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2004, the Company had net capital of $278,152 which was $89,995 in excess of its required net capital of $188,157. The Company's ratio of aggregate indebtedness to net capital was 10.14 to 1.

At December 31, 2003, the Company had net capital of $62,292 which was $31,951 in excess of its required net capital of $30,341. The Company's ratio of aggregate indebtedness to net capital was 7.3 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

At December 31, 2004, the amounts reflected as "receivables – related parties" and "payable – related party" represent reimbursable expenses due from and to parties related through common ownership.

The Company leases office space and pays certain overhead expenses to a related party through common ownership. The lease is on a month-to-month basis. Lease expense paid to this related party was $110,713 and $80,746 for the years ended December 31, 2004 and 2003, respectively.

SUPPLEMENTAL INFORMATION

OMNI BROKERAGE, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2004

Total stockholder's equity	$ 447,244
Less non-allowable assets:	
Receivables from non-customers	(59,187)
Commissions receivable in excess of commissions payable	(58,965)
Equipment, net of accumulated depreciation	(41,239)
Haircuts on securities	(199)
Other assets	(9,502)
Net Capital	278,152
Net capital per Focus Report dated December 31, 2004	274,131
Difference	$ 4,021
Reconciliation of difference between net capital and net capital per amended focus report dated December 31, 2004	
Audit adjustments:	
Expenses	$ 4,021
	$ 4,021
Aggregate Indebtedness	
Allowable liabilities	$ 2,820,941
Computation of Basic Net Capital Requirement	
Net capital	$ 278,152
Minimum net capital required	188,157
Excess Net Capital	$ 89,995
Ratio of Aggregate Indebtedness to Net Capital	10.14 to 1
Ratio of Aggregate Indebtedness to Net Capital Per the Focus Report	10.36 to 1
Difference	(0.22)

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company Accounting Oversight Board

an independent member of
BAKER TILLY
INTERNATIONAL

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
OMNI Brokerage, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of OMNI Brokerage, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hansen, Barnett & Maxwell

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
February 4, 2005